Exhibit 14.1
ALEXZA PHARMACEUTICALS, INC.
CODE OF BUSINESS CONDUCT
FOR EMPLOYEES, EXECUTIVE OFFICERS AND DIRECTORS
Purpose
Alexza Pharmaceuticals, Inc. (the “Company” or “Alexza”) strives to conduct all aspects of its business in accordance with the highest ethical and legal principles. This Code of Business Conduct (the “Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise and is meant to serve as a guide for each employee, executive officer and director of the Company (“Alexza Personnel”) in meeting those principles. All Alexza Personnel must conduct themselves in accordance with this Code and seek to avoid even the appearance of improper behavior. The compliance environment within each supervisor’s assigned area of responsibility will be a significant factor in evaluating the quality of that individual’s performance. This Code should also be provided to, and followed by, the Company’s agents and representatives, including consultants, when working for or on behalf of the Company.
This Code seeks to deter wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting to an appropriate person or persons identified in the Code of violations of the Code; and

•	accountability for adherence to the Code.
Alexza Personnel who violate the standards in the Code may be subject to disciplinary action, up to and including termination of employment. This Code supersedes all other codes of conduct, policies, procedures, instructions, practices, rules or written or verbal representations to the extent that they are inconsistent with this Code. However, nothing in this Code otherwise alters the at-will employment policy of Alexza. Alexza is committed to continuously reviewing and updating our policies and procedures. This Code, therefore, is subject to modification.
Honest and Ethical Conduct
It is Alexza’s policy to promote high standards of integrity by conducting our affairs in an honest and ethical manner. The integrity and reputation of Alexza depends on the honesty, fairness and integrity brought to the job by each person associated with Alexza. Unyielding personal integrity is the foundation of corporate integrity.
Compliance With Applicable Laws, Rules and Regulations
Alexza’s business is subject to extensive governmental regulation throughout the world. Obeying the law is the foundation on which the Company’s ethical standards are built. It is Alexza’s policy to comply with the laws of each country in which we do business. It is the responsibility of all Alexza Personnel to be familiar with the laws and regulations that relate to their business responsibilities at Alexza and to comply with them to the extent they are not otherwise contrary to U.S. law or policy. While Alexza does not expect every detail of these laws, rules and regulations to be memorized, Alexza Personnel should be able to determine when to seek advice from others. It is important that Alexza Personnel not hesitate to seek answers from a supervisor or the Compliance Officer regarding any questions in the area of legal compliance.
Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as Alexza, to civil and/or criminal penalties. Alexza Personnel should be aware that conduct and records, including emails, are subject to internal and external audits and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with their respective legal obligations.
Conflicts of Interest
All Alexza Personnel have a duty to avoid business, financial or other direct or indirect interests or relationships which conflict with the interests of the Company or which divide their loyalty to the Company. Any activity which even appears to present such a conflict must be avoided or terminated unless, after disclosure to the appropriate level of management, it is determined that the activity is not harmful to the Company or otherwise improper.
A conflict of interest or the appearance of a conflict of interest may arise in many ways. For example, the following may constitute conflicts of interest:
•	providing services to a competitor or proposed or present supplier or customer of Alexza;

•	having an ownership interest in a competitor of Alexza or in a business with which the Company has or is contemplating a business relationship;

•	conducting Alexza business with a relative or significant other, or with a business with which a relative or significant other is associated in any significant role; or

•	soliciting or accepting gifts, favors, loans or preferential treatment from any person or entity that does business or seeks to do business with Alexza.
Loans to, or guarantees of obligations of, employees or their family members by Alexza could constitute an improper personal benefit to the recipients of these loans or guarantees, depending on the facts and circumstances. Some loans are expressly prohibited by law and applicable law requires that Alexza’s Board of Directors approve all loans and guarantees to employees. As a result, all loans and guarantees by Alexza must be approved in advance by the Board of Directors.
Conflicts of interest should be avoided and in all cases must promptly be disclosed fully to Alexza. In the case of any executive officer or director, disclosure must be made to the Chairman of the Audit and Ethics Committee. Following such disclosure, the matter will be considered by the Audit and Ethics Committee in order to determine what, if any, corrective action is required. In the case of any other employee, disclosure must be made to the Chief Executive Officer or the Compliance Officer. Following such disclosure, the matter shall be considered by the Chief Executive Officer or shall be considered by the Compliance Officer pursuant to guidelines approved by the Chief Executive Officer, in order to determine what, if any, corrective action is required.
Conflicts of interest may not always be clear-cut, so if Alexza Personnel have a question, they should consult with higher levels of management or Alexza’s Chief Executive Officer or Compliance Officer. If Alexza Personnel become aware of a conflict or potential conflict, they should bring it to the attention of a manager or other appropriate personnel or consult the procedures described under “Reporting.”
At the date of adoption of this Code, Alexza has several members of its Board of Directors who are partners or employees of venture capital funds, and this Code needs to acknowledge the fact that such venture capital funds and related investment entities routinely invest in a number of life science companies. As a result, notwithstanding anything in this Code to the contrary, if a member of Alexza’s Board of Directors who is also a partner or employee of an entity that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a “Fund”) acquires knowledge of a potential transaction or other matter in such individual’s capacity as a partner, manager or employee of the Fund (and other than directly in connection with such individual’s service as a member of Alexza’s Board of Directors) and that may be an opportunity of interest for both Alexza and such Fund (a “Corporate Opportunity”), then Alexza has no expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to Alexza. In addition, any investment or other involvement by such director or Fund shall not be a conflict or potential conflict of interest if such director acts in good faith.
Confidentiality
Alexza Personnel must maintain the confidentiality of confidential information entrusted to them by Alexza, except when disclosure is authorized by Alexza’s written policies or its Compliance Officer or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, if disclosed, and information that suppliers and other business partners have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every employee should have executed a confidentiality and proprietary information agreement when he or she began employment with Alexza.
Public Disclosure of Information
The federal securities laws require Alexza to disclose certain information in various reports that the Company must file with or submit to the SEC. In addition, from time to time, Alexza makes other public communications, such as issuing press releases. Alexza’s policy is to provide full, fair, accurate, timely and understandable disclosure in SEC reports and other public communications.
Insider Trading
In order to assist with compliance with laws against insider trading, the Company has adopted a Policy on Stock Trading by Officers, Directors and Employees. A copy of this policy, which has been distributed to every employee, is available on the Company’s internal website. If you have any questions, please consult the Compliance Officer.
Record-Keeping
Alexza requires honest and accurate recording and reporting of information in order to make responsible business decisions and to comply with the law.
All of Alexza’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Alexza’s transactions and must conform both to applicable legal requirements and to Alexza’s system of internal controls. In addition, Alexza’s financial statements shall conform to generally accepted accounting principles and Alexza’s accounting policies. Alexza requires that:

•	no entry be made in Alexza’s books and records that intentionally hides or disguises the nature of any transaction or of any of Alexza’s liabilities or misclassifies any transactions as to accounts or accounting periods;

•	transactions be supported by appropriate documentation;

•	the terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records;

•	Alexza Personnel comply with our system of internal controls; and

•	no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.
Alexza’s accounting records are also relied upon to produce reports for our management, stockholders and creditors, as well as for governmental agencies. In particular, Alexza relies upon its accounting and other business and corporate records in preparing the periodic and current reports that Alexza files with the SEC. Securities laws require that these reports provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations. Alexza Personnel who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that Alexza’s financial disclosure is accurate and transparent. In addition:
•	Alexza Personnel may not take or authorize any action that would intentionally cause Alexza’s financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

•	all Alexza Personnel must cooperate fully with Alexza’s Finance Department, as well as Alexza’s independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that Alexza’s books and records, as well as Alexza’s reports filed with the SEC, are accurate and complete; and

•	Alexza Personnel should not knowingly make (or cause or encourage any other person to make) any false or misleading statement in any of our reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the disclosure in any of Alexza’s reports accurate in all material respects.
Protection and Proper Use of Company Assets
Alexza Personnel should endeavor to protect Alexza’s assets and ensure their efficient use. Any suspected incident of fraud or theft should immediately be reported for investigation. Company equipment should not be used for non-Alexza business, though limited incidental personal use is permitted. By using Company equipment, Alexza Personnel waive any rights to personal privacy in the messages or data transmitted thereby or stored therein. Any information in the messages or data transmitted thereby or stored therein may be subject to disclosure as required by applicable law or as deemed appropriate by the management of Alexza.
The obligation to protect Alexza’s assets includes protecting its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing plans, scientific and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of such information violates Alexza policy and could also subject individuals to civil or even criminal penalties.
Waivers of the Code
Waivers of the Code may only be granted by Alexza’s Chief Executive Officer; provided, however, that any waiver of the Code for executive officers (including, where required by applicable laws, our principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions)) or directors may be granted only by the Board of Directors or, to the extent permitted by the rules of Nasdaq, the Audit and Ethics Committee. Any such waiver of the Code for executive officers or directors, and the reasons for such waiver, will be disclosed as required by applicable laws, rules or securities market regulations.
Reporting
Alexza Personnel are encouraged to talk to managers or other appropriate personnel about observed illegal or unethical behavior if they are in doubt about the best course of action in a particular situation. In any case where Alexza Personnel feel that it is not appropriate to discuss an issue with an immediate supervisor, or where he or she does not feel comfortable approaching an immediate supervisor with a question, such personnel are encouraged to discuss the question with Alexza’s Compliance Officer or report the matter directly to the Board or the Chairman of the Audit and Ethics Committee.
Alexza does not allow retaliation for reports of misconduct by others made in good faith by Alexza Personnel. Alexza will take prompt disciplinary action against any employee who retaliates for such reports, including termination of employment. Alexza personnel are expected to cooperate in internal investigations of misconduct.
Alexza Personnel with a concern involving potential misconduct by another person and relating to questionable accounting or auditing matters under Alexza’s Open Door Policy for Reporting Complaints Regarding Accounting and Auditing Matters may

report that violation as set forth in such policy. With respect to any such complaints or observations of violations that may involve accounting, internal accounting controls and auditing concerns, under the Company’s Open Door Policy for Reporting Complaints Regarding Accounting and Auditing Matters, the Compliance Officer shall promptly inform the Audit and Ethics Committee, and the Audit and Ethics Committee shall be responsible for supervising and overseeing, in accordance with such Policy, the inquiry and any investigation that is undertaken.
If any investigation indicates that a violation of this Code has probably occurred, Alexza will take such action as we believe to be appropriate under the circumstances. If it is determined that any Alexza Personnel is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action may also be taken to deter any future Code violations.
Dissemination and Amendment
This Code will be distributed to each new employee, officer and director of Alexza upon commencement of his or her employment or other relationship with Alexza and will also be distributed annually.
Alexza may amend this Code. Alexza will disclose any amendments pertaining to executive officers or directors as required by law or securities market regulations. The most current version of this Code can be found on Alexza’s website.